EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED UNDER SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2023, Nu Skin Enterprises, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Class A Common Stock. This class of securities has a par value of $0.001 per share. The Company’s certificate of incorporation authorizes 500 million shares of this class, and as of January 31, 2024, 49,420,882 shares were outstanding, held by a total of approximately 210 holders of record.

The Company’s certificate of incorporation also authorizes 25 million shares of preferred stock and 100 million shares of Class B common stock, both with a par value of $0.001 per share, but these classes of securities are not registered under Section 12 of the Exchange Act, nor were any shares of these classes outstanding as of January 31, 2024. As used in this Exhibit 4.2, the term “common stock” refers, collectively, to our Class A Common Stock and our Class B Common Stock.

The description below does not purport to be complete and is qualified in its entirety by reference to the terms of our certificate of incorporation and our bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our certificate of incorporation, our bylaws and the applicable provisions of the Delaware General Corporation Law for additional information.

Common Stock

Voting Rights

Each share of our Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of our stockholders, including the election of directors. Each share of our Class B Common Stock entitles the holder to ten votes on each matter submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting. With respect to corporate changes, including liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of substantially all of our assets, the approval of 66 2/3% of the outstanding voting power is required to authorize or approve the transactions.

Dividends

The holders of our common stock are entitled to receive dividends if, as and when the dividends are declared by our board of directors out of assets legally available for the dividends after payment of dividends required to be paid on shares of preferred stock, if any.

Liquidation Preference

In the event of liquidation, after payment of the debts and other liabilities of our Company and after making provision for the holders of our preferred stock, if any, our remaining assets will be distributable ratably among holders of our common stock.

Mergers and Other Business Combinations

Upon the merger or consolidation of our Company, holders of our common stock are entitled to receive equal per-share payments or distributions. We may not dispose of all or any substantial part of our assets to, or merge or consolidate with, any person, entity or group (as the term “group” is defined in Rule 13d-5 of the Exchange Act) that beneficially owns, in the aggregate, 10% or more of our outstanding common stock without the affirmative vote of the holders, other than a related person, of not less than 66 2/3% of the voting power. For the sole purpose of determining the 66 2/3% vote, a related person will also include the seller or sellers from whom the related person acquired, during the preceding six months, at least 5% of the outstanding shares of common stock pursuant to one or more agreements or other arrangements and not through a brokers’ transaction, but only if the seller or sellers have beneficial ownership of shares of common stock having a fair market value in excess of $10 million in the aggregate at the time of the proposed disposition, merger, or consolidation. Notwithstanding the foregoing, neither our Company nor any of our subsidiaries shall be a related person. This 66 2/3% voting requirement is not applicable, however, if:

•
the proposed transaction is approved by a vote of not less than a majority of our directors who are neither affiliated nor associated with the related person or the seller of shares to the related person as described above; or

•
in the case of a transaction pursuant to which the holders of common stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in the transaction is not less than the higher of:

o	the highest price per share paid by the related person for any of its holdings of common stock within the two-year period immediately prior to the announcement of the proposed transaction; or

o
the highest closing sale price during the 30-day period immediately preceding that date or during the 30-day period immediately preceding the date on which the related person became a related person, whichever is higher.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Common Stock is EQ Shareowner Services.

Listing

Our Class A Common Stock is traded on the New York Stock Exchange under the trading symbol “NUS.”

Preferred Stock

Our board of directors is authorized, subject to the limitations prescribed by the Delaware General Corporation Law or the rules of the New York Stock Exchange or other organizations on whose systems our stock may be quoted or listed, to:

•	provide for the issuance of shares of preferred stock in one or more series;

•	establish from time to time the number of shares to be included in each series;

•	fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions on such shares; and

•	increase or decrease the number of shares of each series, without any further vote or action by the stockholders.

The approval of the holders of at least 66 2/3% of the combined voting power of the outstanding shares of common stock, however, is required for the issuance of shares of preferred stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances.

Depending upon the terms of the preferred stock established by our board of directors, any or all series of preferred stock could have preference over the common stock with respect to dividends and other distributions and upon liquidation of our Company or could have voting or conversion rights that could adversely affect the holders of the outstanding common stock. In addition, the preferred stock could delay, defer or prevent a change of control of our Company. We have no present plans to issue any shares of preferred stock.

Anti-Takeover Provisions

Special Stockholder Meetings

Special meetings of stockholders may be called only by the board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the board, the chairman of the board of directors, or the president. Except as otherwise required by law, stockholders are not entitled to request or call a special meeting of the stockholders.

Director Nominations and Business Proposals

Our stockholders are required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of the stockholders. The failure to deliver proper notice within the periods specified in our bylaws will result in the denial of the stockholder of the right to make any nominations or propose any action at the meeting.

Section 203 of the Delaware General Corporation Law

We are a Delaware corporation and are subject to the provisions of Section 203 of the Delaware General Corporation Law. This law prevents many Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under specific circumstances, in a business combination with an interested stockholder for three years following the date that the stockholder became an interested stockholder, unless the business combination or interested stockholder is approved in a prescribed manner. An interested stockholder is a stockholder who, together with affiliates and associates, within the prior three years did own 15% or more of the corporation’s outstanding voting stock.

A Delaware corporation may opt out of the provisions of Section 203 of the Delaware General Corporation Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of the provisions of Section 203.